EXHIBIT 99.1

Draft (D): 27 January 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

Brilliance China Automotive Holdings Limited * (incorporated in Bermuda with limited liability)	(Huachen Automotive Group Holdings Company Limited)* (established with limited liability in the PRC)	The Management Directors

Joint announcement relating to
a conditional mandatory cash offer by
CLSA Limited, on behalf of the Offerors,
to acquire all issued shares (including shares represented by ADSs)
in the share capital of the Company
and the Employee Options
(other than those already owned or held by the Offerors
or parties acting in concert with them)

This announcement is made further to: (1) the First Announcement; (2) the Second Announcement; (3) the Offer Document; (4) the Offeree Document; and (5) the Third Announcement.

On 22 January, 2003 (Bermuda time), a Bermuda writ dated 21 January, 2003 (with Broadsino named as Plaintiff) filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22 January, 2003 made by the Supreme Court of Bermuda in favour of Broadsino were served on the Company’s registered office in Bermuda. The basic allegation in the Writ is that the Foundation’s interest in the Sale Shares is held on trust for Broadsino. The Court Order restrains the Company, amongst other things, from: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or by Huachen to the Management Directors; or (b) if any such transfers have already been registered, registering any further dealings in such Shares, in each case pending determination by the Bermuda Court of the legal proceedings initiated by Broadsino against the Company, the Foundation and the Offerors.

As at the date of this announcement, the Offerors (who have been named as Defendants on the Writ) have not been formally served with the Writ or the Court Order. The Company was informed by the Foundation, who was also named as a Defendant on the Writ, that it has not been formally served with the Writ or the Court Order. Bermudian counsel have advised the Offerors that both the Offerors and the Foundation are not parties to the legal proceedings initiated by Broadsino in the Supreme Court of Bermuda until the Writ has been validly served on the Offerors and the Foundation. Furthermore, the Court Order does not specifically require the Offerors to take or refrain from taking any action.

*	For identification purposes only

The Company and the Offerors are of the view that the allegations in the Writ are without merit. The Company was informed by the Foundation that it is also of the view that the allegations in the Writ are without merit.

The Offer Document and the Offeree Document have been despatched by the Offerors and the Company on 9 January, 2003 and 23 January, 2003, respectively. The Offerors wish to announce that the Offer will proceed in accordance with the terms and conditions contained in the Offer Document.

Further announcements will be made by the Company and/or the Offerors, to the extent practicable and permissible by law, to provide shareholders of the Company and investors with further information on development of the Writ and/or the Court Order.

Trading in the shares of the Company on the Stock Exchange was suspended from 9:30 a.m. on Friday, 24 January, 2003 and application has been made to the Stock Exchange for resumption of trading from 9:30 a.m. on Tuesday, 28 January, 2003.

Shareholders and investors should exercise extreme caution in dealings in the Shares.

This announcement is made further to: (1) the First Announcement; (2) the Second Announcement; (3) the Offer Document; (4) the Offeree Document; and (5) the Third Announcement. Unless otherwise stated herein, terms used in this announcement shall have the same meanings as defined in the First Announcement, the Second Announcement and the Third Announcement.

1.   COURT ORDER

On 22 January, 2002 (Bermuda time), a Bermuda writ dated 21 January, 2003 (with Broadsino named as Plaintiff) filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22 January, 2003 made by the Supreme Court of Bermuda in favour of Broadsino were served on the registered office of the Company in Bermuda. The basic allegation in the Writ is that the Foundation’s interest in the Sale Shares is held on trust for Broadsino. The Court Order, restrains the Company, from among other things, from: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or by Huachen to the Management Directors; or (b) if any such transfers have already been registered, registering any further dealings in such Shares, in each case pending determination by the Bermuda Court of the legal proceedings initiated by Broadsino against the Company, the Foundation and the Offerors.

As at the date of this announcement, the Offerors (who have been named as Defendants on the Writ) have not been formally served with the Writ or the Court Order. The Company was informed by the Foundation, who was also named as a Defendant on the Writ, that the Foundation has not been formally served with the Writ or the Court Order. Bermudian counsel has advised the Offerors that both the Offerors and the Foundation are not parties to the legal proceedings initiated by Broadsino in the Supreme Court of Bermuda until the Writ has been validly served on the Offerors and the Foundation .

Bermudian counsel has advised that until the Writ has been validly served on each of the Offerors and the Foundation, they are not required to take any action in respect of the

Bermuda proceedings commenced by Broadsino. In any event, the Court Order does not specifically require the Offerors to take or refrain from taking any action.

The Company and the Offerors are of the view that the allegations in the Writ are without merit. The Company was informed by the Foundation that it is also of the view that the allegations in the Writ are without merit.

In so far as the Principal Agreement and the Call Option Agreements are concerned, the Offerors wish to clarify that:

(a)	completion of the sale and purchase of the Sale Shares from the Foundation to Huachen pursuant to the Principal Agreement took place on 18 December, 2002, as previously announced in the First Announcement and as disclosed in the Offer Document. Huachen has already been registered as the owner of 1,336,115,500 Sale Shares (representing approximately 36.446% of the issued share capital of the Company) prior to the date of the Court Order and the remaining 110,006,000 Sale Shares (representing approximately 3% of the issued share capital of the Company) have yet to be registered in the name of Huachen. With the Court Order in its current form, the Company is prohibited from registering the transfer of the 110,006,000 Sale Shares. Nevertheless, with the completion of the Principal Agreement, Huachen is the beneficial owner of all the Sale Shares and is entitled to all rights and benefits attached thereto, including the voting rights attached to the Sale Shares;

(b)	pursuant to the Call Option Agreements, the call options which have been granted by Huachen to the Management Directors thereunder cannot be exercised until 6 months after the earlier of: (i) the end of the Offer; and (ii) the close of the Offer in accordance with the Offer Document. If the Court Order, in its current form, is still in force at the time of the exercise of the call options under the Call Option Agreements, the Company will be prohibited from registering any transfer of Shares by Huachen to the Management Directors pursuant to the Call Option Agreements.

As the Court Order in its current form, among other things, restrains the Company from registering certain transfers of the Sale Shares and the Court Order was made without notice to the Company, it is the Company’s intention to make an application to the Bermuda Supreme Court at the earliest available date, depending upon the schedule of the Supreme Court of Bermuda to (i) have the Writ struck out and, in the alternative, (ii) have the Court Order discharged.

The Company wishes to clarify that save for the prohibition of the transfer of the Sale Shares, the Court Order does not restrain the Company from registering the transfer of Shares generally.

2.   THE OFFER

The Offer Document and the Offeree Document have been despatched by the Offerors and the Company on 9 January, 2003 and 23 January, 2003, respectively. The Offerors wish to announce that the Offer will proceed in accordance with the terms and conditions contained in the Offer Document.

The Offerors would, however, like to remind Ordinary Shareholders, holders of ADSs and holders of Employee Options that the Offer is conditional on the Offerors having received acceptances of the Offer (and such acceptances not, where permitted, having been withdrawn) by 4:00 p.m. on 6 February, 2003, being the date which is 28 days after the date of the Offer Document (or such later time(s) and/or date(s) as the Offerors may, subject to the rules of the Takeovers Code, decide), which, together with Shares (including Shares represented by ADSs) already owned or acquired by the Offerors before or during the Offer period, will result in the Offerors holding more than 50% of the voting rights of the Company. If the Offerors do not receive valid acceptances of the Offer by such time and date, which together with the Shares (including, Shares represented by ADSs) already owned or acquired by the Offerors before or during the Offer period will result in the Offerors holding more than 50% of the voting rights of the Company, the Offer cannot become unconditional and the Offer will lapse.

If the Court Order in its current form is still in force on the first closing date and the Offerors receive valid acceptances of the Offer by such time and date as referred to above, which together with the Shares (including, Shares represented by ADSs) already owned or acquired by the Offerors before or during the Offer period will result in the Offerors holding more than 50% of the voting rights of the Company, the Offer timetable will be suspended until the Executive confirms that it is to be restarted and all dates will be reset accordingly.

An announcement will be made on the first closing date regarding details of the suspension of the Offer timetable, if required.

3.	GENERAL INFORMATION

Further announcements will be made by the Company and/or the Offerors, to the extent practicable and permissible by law, to provide shareholders of the Company and investors with further information on the legal proceedings described in the paragraph headed “Court Order” above.

4.	RESUMPTION OF TRADING

Trading in the shares of the Company on the Stock Exchange was suspended from 9:30 a.m. on Friday, 24 January, 2003 and application has been made to the Stock Exchange for resumption of trading from 9:30 a.m. on Tuesday, 28 January, 2003.

Shareholders and investors should exercise extreme caution in dealings in the Shares.

5.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following capitalised terms shall have the respective meanings set out opposite to them:

“Broadsino”	Broadsino Finance Company Limited, the plaintiff in the Bermuda legal proceedings commenced by the Writ dated 21 January, 2003 described in the paragraph headed “Court Order” above;

“Court Order”	The order dated 22 January, 2003 made by the Supreme Court of Bermuda prohibiting the Company from registering any sale or transfer of certain Shares in the Company in accordance with the order’s terms;

“First Announcement”	The announcement jointly made by the respective boards of directors of the Company and Huachen, the board of trustees of the Foundation and the Management Directors dated 19 December, 2002 in relation to the Offer;

“Second Announcement”	The announcement jointly made by the board of directors of Huachen and the Management Directors dated 9 January, 2003 in relation to, among other things, despatch of the Offer Document;

“Third Announcement”	The announcement made by the board of directors of the Company dated 23 January, 2003 in relation to, among other things, the despatch of the Offeree Document and the Court Order; and

“Writ”	The writ dated 21 January, 2003 with Broadsino named as Plaintiff and the Company, the Offerors and the Foundation named as Defendants, filed with the Supreme Court of Bermuda.

Unless otherwise specified, all references to time in this announcement are to Hong Kong local time.

By Order of the Board Brilliance China Automotive Holdings Limited * Mr. Wu Xiao An Chairman	By Order of the Board (Huachen Automotive Group Holdings Company Limited)* Mr. Yang Bao Shan Chairman	Mr. Wu Xiao An Mr. Hong Xing Mr. Su Qiang And Mr. He Tao

Hong Kong, 27 January, 2003

All the Directors accept responsibility for the accuracy of the information contained in this announcement relating to the Company and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement in relation to the Company have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

All the directors of Huachen and the Management Directors accept responsibility for the accuracy of the information contained in this announcement (other than that relating to the Company) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Company) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* For identification purposes only